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April 8, 2011

Mr. Michael Clampitt
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:
Central Pacific Financial Corp.
Registration Statement on Form S-1 (File No. 333-172479)

Dear Mr. Clampitt:

        On behalf of our client, Central Pacific Financial Corp., a Hawaii corporation (the "Company"), we enclose herewith Annex A containing changed pages to the Company's Registration Statement on Form S-1 (File No. 333-172479) (the "Form S-1") which will be included in Amendment No. 2 to the Registration Statement and set forth below the Company's responses to your letter, dated April 7, 2011 (the "Comment Letter"), relating to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning the Form S-1. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in the Form S-1. For your convenience, we have included the Staff's comments below in bold and have keyed our responses accordingly. References to page numbers herein are references to page numbers in the changed pages in Annex A.

        In some of the responses, the Company has agreed to change or supplement the disclosures in its filings. It is doing so in the spirit of cooperation with the Staff, and not because the Company believes its prior filing is materially deficient or inaccurate. Accordingly, any amendment to its filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures by the Company were in any way deficient.

        We also have indicated in certain of the responses that the Company believes no change in disclosure is appropriate, and have explained why. We understand that the Staff's comments, even where a disclosure change is requested or suggested, are based on the Staff's understanding of information available to it, which may be less than the information available to the Company. Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information the Company provides.

        The Company acknowledges that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert the Staff's comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 1 to Form S-1

General

1.
We note your response to prior comment 3 in our letter dated March 25, 2011. Please provide us with a letter from FINRA stating that the compensation arrangements for Wells Fargo Bank, N.A. and Sandler O'Neill in connection with the Rights Offering do not require FINRA approval.

Response

        The Company continues to believe that no filing with FINRA is required. Representatives of Sullivan & Cromwell LLP held a teleconference with a representative of FINRA on April 7, 2011, during which the FINRA representative confirmed that no FINRA filing is required based on the description of the subscription agent's ministerial duties provided to such representative. The FINRA representative undertook to place a call to Mr. Clampitt to confirm this conclusion.

Cover Page

2.
We note your revised disclosure in response to prior comment 3 in our letter dated March 25, 2011. Please further revise your disclosure to quantify the "customary transaction fees" to which Wells Fargo is entitled in connection with the Rights Offering. Refer to Item 501 of Regulation S-K. In addition, disclose the fees to be paid to Sandler O'Neill.

Response

        The fee arrangement with the subscription agent has been modified such that the Company agreed to pay the subscription agent estimated fees and expenses of $83,000. The Company has revised the cover page and pages 39 and II-1 to reflect this lump sum amount.

Questions and Answers Related to this Rights Offering

Will our directors and executive officers participate in this Rights Offering?, page 7

3.
We note your response to prior comment 11 in our letter dated March 25, 2011. Please revise your Q&A to disclose the information provided in your response.

Response

        The Company has revised page 8 in response to this comment.

Use of Proceeds, page 33

4.
We note your response to prior comment 21 in our letter dated March 25, 2011. Please revise the "Use of Proceeds" section to disclose the amount of accrued and unpaid interest currently outstanding, as provided in your response.

Response

        The Company has revised page 39 in response to this comment.

Plan of Distribution, page 33

5.
Please refer to comment 2 above and to Item 508 of Regulation S-K.

Response

        The Company has revised page 39 in response to this comment.

PART II

Item 15. Recent Sales of Unregistered Securities, page II-4

6.
We note your response, which was provided in the Confidential Letter, to prior comment 26 in our letter dated March 25, 2011. Please revise your disclosure in Item 15 to disclose the information provided in response to prior comment 26, including without limitation the fees to which Sandler is entitled in connection with the Rights Offering, or provide us your legal analysis explaining why such information is not required to be disclosed. Refer to Item 701 of Regulation S-K.

Response

        The Company has revised the cover page and pages 39 and II-4 in response to this comment.

Exhibit 4.4

7.
We note that Section 19 of the Subscription Agent Agreement references a fee schedule that has been "previously provided" to the company. Please file this schedule as an exhibit to your next amendment.

Response

        The Company will file Annex B as part of Exhibit 4.4 to the Form S-1.

Accounting Comments

        Please revise both registration statements to address the accounting comments below. The legal comments on File Number 333-172480 will follow under separate cover.

Capitalization and Pro forma Financial Information

Pro forma Consolidated Balance Sheet, page 34

8.
Please refer to our previous comment 9 in our letter dated March 25, 2011 related to File No. 333-172480. We note that you revised your rate of exercise to 50%. For the purposes of disclosing the potential impact of the variability of this assumption rate, please revise your footnotes to this table to show the impact of an exercise rate of 0% and 100% on your major balance sheet and income statement items, respectively.

Response

        The Company has revised pages 42-44 in response to this comment.

9.
Please refer to our previous comment 10 in our letter dated March 25, 2011 related to File No. 333-172480. We note your revised disclosure and the revised table on page 35. Please revise to disclose how you determined that it was factually supportable to reflect the actual shares issued in the private placement, TARP exchange and rights offering as the weighted average shares outstanding for the entire year. We note that these shares will not be outstanding for the full year.

Response

        Rule 11-02(b)(7) of Regulation S-X states: "For transactions involving the issuance of securities, the number of shares used in the calculation of the pro forma per share data should be based on the weighted average number of shares outstanding during the period adjusted to give effect to shares subsequently issued or assumed to be issued had the particular transaction or event taken place at the beginning of the period presented." The Company respectfully submits that pursuant to this rule, it is appropriate to reflect the actual shares issued in the Private Placement, TARP Exchange and the Rights Offering assuming these transactions occurred on January 1, 2010.

        In response to this comment, the Company has added footnote 7 to the pro forma consolidated statement of operations on page 44 which discloses the pro forma weighted average common shares outstanding and the loss per share (basic and diluted) if the Private Placement, TARP Exchange and Rights Offering had been consummated on December 31, 2010.

10.
Please refer to our previous comment 11 in our letter dated March 25, 2011 related to File No. 333-172480. We note your revised disclosure regarding the classification of the adjustment to the warrants in your footnote on page 35. It remains unclear how you determined that the adjustment should be classified as a liability since the exchange of the Old Warrants for the Amended Warrants does not appear to require cash settlement. Rather, the terms of the warrant as disclosed appear to call for adjustment of the exercise price of the shares to be issued as well as the number of shares to be issued. Please provide a more complete analysis as to how you concluded that the adjustment should be classified as a liability. Tell us in detail and revise your disclosure to briefly identify the term(s) of the warrant that result in liability classification. Tell us the specific section of the literature on which you relied in your conclusion that liability classification was appropriate.

Response

        The terms of the Company's amended TARP warrant were modified to include a "down-round" provision allowing for the future adjustment to the exercise price for any subsequent issuances of common stock by the Company. Specifically, If the Company issues common stock, or rights or shares convertible into common stock, at a per share price lower than the $10 exercise price of the warrant, the exercise price of the warrant will be reduced to the per share common stock amount received in connection with the issuance and the number of shares of common stock subject to the warrant will be increased.

        The Company's classification of the warrant as a derivative liability is based on the fact that the warrant possesses the characteristics of a freestanding derivative financial instrument as defined in ASC 815-10-15-83. Specifically, the warrant has an underlying asset (the Company's common stock) and requires little net investment in comparison to what would need to be paid to purchase the Company's common stock, and the warrant, upon exercise, provides for the delivery of an asset (the Company's common stock) that is readily convertible to cash.

        The Company acknowledges that ASC 815-10-15-74(a) states that freestanding derivative financial instruments shall not be considered "derivative instruments" for purposes of ASC 815-10 if the financial instrument is both indexed to an entity's own stock and is classified in stockholders' equity in the entity's financial position. ASC 815-40-15-7C notes that an instrument shall be considered indexed to an entity's own stock if its settlement amount will equal the difference between the following:

  (a)
  The fair value of a fixed number of the entity's equity shares and

  (b)
  A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

        ASC 815-40-55-33 and -34 (Example 9) clarifies the application of that guidance with respect to a "down-round" provision and notes that this condition is not met. Specifically, it states:

  The settlement amount would not equal the difference between the fair value of a fixed number of the entity's equity shares and a fixed strike price. The strike price would be adjusted if Entity A sells shares of its common stock for an amount less than $10 per share or if Entity A issues an equity-linked financial instrument with a strike price below $10 per share. Consequently, the settlement amount of the warrants can be affected by future equity offerings undertaken by Entity A at the then-current market price of the related shares or by the contractual terms of other equity-linked financial instruments issued in a subsequent period. The occurrence of a sale of common stock by the entity at market is not an input to the fair value of a fixed-for-fixed option on equity shares. Similarly, the occurrence of a sale of an equity-linked financial instrument is not an input to the fair value of a fixed-for-fixed option on equity shares, if the transaction was priced at market.

        The feature described in the above example is identical to the feature included in the Company's amended TARP warrant. Therefore, the warrant would not be considered indexed to the Company's own stock and the warrant would be subject to the recognition and measurement provisions of ASC 815, including recognition at fair value as a derivative liability.

        The Company has amended its disclosures on page 43 to summarize the above conclusion that the classification of the warrant as a derivative liability is appropriate.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Loans Held for Sale, page 48

11.
Please refer to our previous comment 26 in our letter dated March 25, 2011 related to File No. 333-172480. We believe the information provided in your response to this comment would be meaningful to the reader. Given the significant increase in the provision for representations and warranties expense during the current year as well as the increasing trends of repurchase demands, please confirm that you will provide the information included in your response in future filings. Alternatively, please revise to tell us in greater detail why you believe the disclosure is not necessary.

Response

        The Company acknowledges the Staff's comment and confirms that it will provide the requested information in its future filings.

        If you have any questions regarding this letter, please contact the undersigned at (310) 712-6630.

Sincerely,
/s/ Alison S. Ressler
Alison S. Ressler
cc:	Glenn K.C. Ching (Central Pacific Financial Corp.)

 Annex A

 Annex B

FEE SCHEDULE

CENTRAL PACIFIC FINANCIAL CORP COMMON STOCK

ADMINISTRATION, SET-UP & MAINTENANCE FEES

MAILING

TRANSACTION PROCESSING

EXPENSES

TOTAL ESTIMATED FEES AND EXPENSES	$83,000.00

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Annex A
  Annex B
FEE SCHEDULE CENTRAL PACIFIC FINANCIAL CORP COMMON STOCK